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SEC Mail Processing Section

MAR 02 2009

Washington, DC
104

SECURITIES AND EXCHANGE COMMISSION

09059528

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67587

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: R.J. O'Brien Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

222 S. Riverside Plaza, Suite 900
(No. and Street)

Chicago	IL	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas J. Anderson 312-373-5042
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

303 East Wacker Drive	Chicago	IL	60601-5212
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

03/22/09 JD

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas J. Anderson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of R. J. O'Brien Securities, LLC, as of February 26, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
Lucille M. Wirtz
Notary Public, State of Illinois
My Commission Exp. 08/10/2010

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ cash flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Managing Member
R.J. O'Brien Securities, LLC:

We have audited the accompanying statement of financial condition of R.J. O'Brien Securities, LLC (the Company) as of December 31, 2008, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of R.J. O'Brien Securities, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2009

R.J. O'BRIEN SECURITIES, LLC

Statement of Financial Condition

December 31, 2008

Assets

Cash	$	10,144
Firm investments		165,000
Prepaid expense		2,679
Total assets	$	177,823

Liabilities and Member's Equity

Due to affiliates	$	9,660
Accounts payable and accrued expenses		9,000
Total liabilities		18,660
Member's equity		159,163
Total liabilities and member's equity	$	177,823

See accompanying notes to financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Operations

Year ended December 31, 2008

Revenues:		
Interest	$	15,409
Miscellaneous income		144
Total revenues		15,553
Expenses:		
Legal and professional fees		43,196
Other operating expenses		9,715
Total expenses		52,911
Net loss	$	(37,358)

See accompanying notes to financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Changes in Member's Equity

Year ended December 31, 2008

Balance at December 31, 2007	$	996,521
Member contributions		—
Member deductions		(800,000)
Net loss		(37,358)
Balance at December 31, 2008	$	159,163

See accompanying notes to financial statements.

R.J. O'BRIEN SECURITIES, LLC

Statement of Cash Flows

Year ended December 31, 2008

Cash flows from operating activities:		
Net loss	$	(37,358)
Adjustments to reconcile net loss to net cash used in operating activities:		
Increase in assets:		
Prepaid expense		(927)
Increase in liabilities:		
Due to affiliates		4,144
Accounts payable and accrued expenses		563
Net cash used in operating activities		(33,578)
Cash flows from investing activities:		
Purchase of firm securities		(3,052,190)
Maturities of firm securities		3,836,145
Net cash provided by investing activities		783,955
Cash flows from financing activity:		
Member deductions		(800,000)
Net decrease in cash		(49,623)
Cash at beginning of year		59,767
Cash at end of year	$	10,144

See accompanying notes to financial statements.

(1) Summary of Significant Accounting Policies

The accounting and reporting policies of R.J. O'Brien Securities, LLC conform to U.S. generally accepted accounting principles and to general practices within the securities industry. The following is a description of the more significant of those policies that the Company follows in preparing its financial statements.

(a) Organization

R.J. O'Brien Securities, LLC (the Company), a wholly owned subsidiary of RJO Holdings Corp. (the Parent), is a registered broker and dealer in securities under the Securities Exchange Act of 1934. The Company was originally incorporated in February 2007 in the state of Illinois. In July of 2007, it was reincorporated as an LLC in Delaware. Operations of the Company commenced on September 12, 2007. At commencement, the Company's primary business was to serve as lead selling agent for a commodity pool administered by an affiliated entity, which engages in the trading of commodity futures and options contracts. As of December 31, 2008, the Company did not have any significant operations.

R.J. O'Brien Securities carries no margin accounts and does not hold funds or securities for customers.

(b) Income Taxes

The Company is organized as a limited liability company and has no federal tax liability. State tax liabilities are determined under individual state laws.

(c) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Parties

At December 31, 2008, the Company had an amount due to R.J. O'Brien & Associates (an affiliate) of $5,910 for certain shared expenses in accordance with an Expense Sharing Agreement dated July 12, 2007. The Expense Sharing Agreement provides for R.J. O'Brien & Associates to provide certain services to the Company. The Company will pay a monthly fee in an amount equal to the cost of the expenses incurred in connection with providing these services and are included in the statement of operations. As the Company has not fully begun operations, unallocated expenses in the agreement were not significant at December 31, 2008. In addition, the Company has an intercompany payable to the Parent for $3,750, related to an invoice paid by the Parent for consulting fees paid on the Company's behalf.

(Continued)

(3) Regulatory Requirements

Pursuant to the Securities and Exchange Commission Uniform Net Capital Rule, the Company is required to maintain minimum net capital and maintain an allowable ratio of aggregate indebtedness to net capital as defined under this rule. The Company operates under the basic method. At December 31, 2008, the Company has net capital and required net capital of $156,484 and $5,000 respectively. Its ratio of aggregate indebtedness to net capital is 0.12 to 1 at December 31, 2008.

(4) Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the Securities and Exchange Commission on the basis that the Company carries no margin accounts and does not otherwise hold funds or securities for customers. The Company has not executed any customer transactions during the year.

(5) Firm Investments

At December 31, 2008, the Company's firm investments consist of one money market fund. Interest is accrued when earned. The fair value of the money market fund is calculated from market prices as defined in SFAS No. 157, *Fair Value Measurements*, for Level 1 securities.

(6) Income Taxes

As the Company is organized as a limited liability company and its taxable income is reported by the Parent, there is no tax expense/benefit recorded by the Company. In accordance with SFAS No. 109, *Accounting for Income Taxes*, if the Company was a taxable entity, income tax expense for the year ended December 31, 2008 would have been calculated at the federal effective tax rate of 35%. However, the Company had a net loss for the year and thus accrued no federal income tax expense.

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to reverse. Deferred income tax expense represents the change during the period in deferred tax assets and deferred tax liabilities.

Temporary differences between the amounts reported in the financial statements and the tax basis of assets and liabilities result in deferred taxes. Deferred tax assets at December 31, 2008 relate primarily to net operating losses. When the Company generates future taxable income, the tax benefits of these items will reduce future tax expense. However, the Company is a single-member limited liability company, which is disregarded for federal income tax purposes. Under SFAS No. 109, a disregarded entity does not report its deferred tax assets or liabilities on its financial statements. Rather, the Parent will report any related deferred tax items in its financial statements. If the Company was a stand-alone entity, as of December 31, 2008, the tax deferred asset would be $13,075 (net loss of $37,358 times the federal effective tax rate of 35%). As a single-member limited liability company, no deferred tax asset is presented in the Company's financial statements.

Schedule 1

R.J. O'BRIEN SECURITIES, LLC

Schedule of Computation of Net Capital

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2008

Net capital:		
Ownership equity	$	159,163
Deduct:		
Nonallowable assets		2,679
Net capital		156,484
Required net capital		5,000
Excess net capital	$	151,484
Aggregate indebtedness	$	18,660
Ratio of aggregate indebtedness to net capital		12%

No material differences exist between the net capital computation above and the net capital computation included in the Focus Report, Part IIA, filed with the Financial Regulation Authority on January 27, 2009.

See accompanying independent auditors' report.

Schedule 2

R.J. O'BRIEN SECURITIES, LLC

Computation for Determination of Reserve Requirement
and Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2008

The Company does not carry any customer accounts and is exempt from Securities and Exchange Rule 15c3-3 under paragraph k(2)(i).

See accompanying independent auditors' report.

KPMG

KPMG LLP
303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by Rule 17a-5 of the Securities and Exchange Commission

The Managing Member
R.J. O'Brien Securities, LLC:

In planning and performing our audit of the financial statements of R.J. O'Brien Securities, LLC (the Company) as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exceptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2009

KPMG

R.J. O'BRIEN SECURITIES, LLC

Financial Statements and Schedules

December 31, 2008

(With Independent Auditors' Report Thereon)